Exhibit 4.11

Amendment No. 3 to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated August 3, 2020

The Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended (the “Plan”), is hereby amended as follows (the “Amendment”) (effective as of the approval by the shareholders of Check Point Software Technologies Ltd. at the 2020 Annual General Meeting):

1.	Section 14 of the Plan shall be deleted in its entirety and replaced with the following:

“14.	Automatic Stock Option and RSU Grants to Non-employee Directors.

(a)

Procedure for Grants. All grants of Options and RSU to Non-employee Directors under this Section 14 shall be automatic and non-discretionary and shall be made strictly in accordance with the following provisions:

(i)

Each Non-employee Director shall be automatically granted (i) an Option to purchase 25,000 ~~50,000~~ Shares, or a lesser amount determined by the Board, in its sole discretion (the “First Option”), and (ii) RSUs with a value of $200,000, or a lesser amount determined by the Board, in its sole discretion (the “First RSU”, and, together with the First Option, the “First Awards”), upon the date on which such person first becomes a Director, whether through election by the shareholders of the Company or appointment by the Board of Directors to fill a vacancy; provided, however, that a Non-employee Director who has previously been employed by the Company (or any Affiliate) shall not be eligible to receive a First Option or a First RSU.

(ii)

At each of the Company’s annual shareholder meetings, and commencing in 2020 ~~2000~~, each Non-employee Director shall be automatically granted (i) an Option to purchase 15,000 ~~25,000~~ Shares, or a lesser amount determined by the Board, in its sole discretion (the “Annual Option”), and (ii) RSUs with a value of $50,000, or a lesser amount determined by the Board, in its sole discretion (the “Annual RSU”, and, together with the Annual Option, the “Annual Awards”), provided that such individual has served as an Non-employee Director for at least six months prior to the date of such annual meeting.

(iii)

Notwithstanding the provisions of subsections (i) and (ii) hereof, in the event that an automatic grant hereunder would cause the number of Shares subject to outstanding Awards ~~Options~~ plus the number of Shares previously purchased upon exercise of Options or the vesting of other Awards to exceed the number of Shares available for issuance under the Plan, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Non-employee Directors on the automatic grant date. Any further grants shall then be deferred until such time, if any, as additional Shares become available for grant under the Plan.

(iv)	The terms of an ~~Option~~ Award granted hereunder shall be as follows:

(A) The term of the Option shall be seven (7) years.

(B) The Option shall be exercisable only while the Non-employee Director remains a Director of the Company, except as set forth in subsection (c) hereof.

(C) The exercise price per Share shall be 100% of the fair market value per Share on the date of grant of the Option.

(D) The First Option shall become exercisable as to 25% of the covered Shares each year on the day prior to each year’s normally scheduled annual shareholders’ meeting, so as to become 100% vested on the day prior to the normally scheduled annual shareholders’ meeting occurring approximately four years following the grant date, subject to the Participant maintaining Continuous Status as a Director on each vesting date.

(E) The First RSU shall vest as to 25% of the covered Shares each year on the day prior to each year’s normally scheduled annual shareholders’ meeting, so as to become 100% vested on the day prior to the normally scheduled annual shareholders’ meeting occurring approximately four years following the grant date, subject to the Participant maintaining Continuous Status as a Director on each vesting date.

(F) The Annual ~~Subsequent~~ Option shall become exercisable as to 50% of the covered Shares six months following the grant date, and as to an additional 25% of the covered Shares each three months thereafter, so as to be 100% vested on the first anniversary of the grant date, subject to the Participant maintaining Continuous Status as a Director on each vesting date.

(G) The Annual RSU shall vest as to 50% of the covered Shares six months following the grant date, and as to an additional 25% of the covered Shares each three months thereafter, so as to be 100% vested on the first anniversary of the grant date, subject to the Participant maintaining Continuous Status as a Director on each vesting date.

(b)

Consideration for Exercising Non-employee Director Stock Options. The consideration to be paid for the Shares to be issued upon exercise of an automatic Non-employee Director Option shall consist of any consideration permitted under Section 8(d) hereof and as set forth in the Award Agreement.

(c)

Post-Directorship Exercisability. If a Non-employee Director ceases to serve as a Director, he or she may, but only within one year after the date he or she ceases to be a Director, exercise his or her Option to the extent that he or she was entitled to exercise it at the date of such termination. To the extent that he or she was not entitled to exercise an Option at the date of such termination, or if he or she does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate.

(d)

Limitation on Automatic Award ~~Stock Option~~ Grants. The Directors serving immediately prior to the appointment or election of a new Non-employee Director, or prior to an annual shareholders’ meeting, as the case may be, shall determine as to each new Non-employee Director whether he or she shall be granted an Award under this Section 14 or under the comparable provisions of another incentive plan of the Company. A new Non-employee Director who receives an Award ~~of a First Option~~ under this Plan shall not be eligible to receive a comparable automatic stock option or RSU grant under any other incentive plan of the Company. A Non-employee Director who receives an Award of an Annual ~~a Subsequent~~ Option under this Plan shall not be eligible to receive a comparable automatic stock option or RSU grant under any other incentive plan of the Company with respect to such fiscal year of the Company.

2.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.